UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2021

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

First Canadian Place

100 King Street West, Suite 3400

Toronto, ON M5X 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

The Registrant's Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2021 and 2020, included as Exhibit 99.1 of this Form 6-K (Commission File No. 001-39152), and the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2021 and 2020, included as Exhibit 99.2 of this Form 6-K, furnished to the Commission on the date hereof, are incorporated by reference into the Registrant's Registration Statements on Form F-10 (Commission File Nos. 333-236780 and 333-254995).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc
(Registrant)

Date: August 12, 2021	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2021 and 2020
99.2	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2021 and 2020
99.3	FORM 52-109F2 - Certification of Interim Filings - Full Certificate - CEO
99.4	FORM 52-109F2 - Certification of Interim Filings - Full Certificate - CFO